UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

This Report of Foreign Issuer on Form 6-K is being filed to disclose that on June 24, 2025, the Board of Directors (the “Board”) of Nova Minerals Limited (the “Company”) appointed Chaim (Dovi) Berger as an Independent Non-Executive member of the Board, which appointment will be effective on July 1, 2025. Mr. Berger is a U.S.-based finance and legal executive with over 10 years of experience structuring and closing complex transactions. He brings a cross-disciplinary background in corporate law, accounting, taxation, and M&A, coupled with hands-on operational experience in high-growth businesses. Mr. Berger has a proven track record in executing strategic acquisitions, ensuring regulatory compliance, and implementing enterprise-wide financial controls, while leading and mentoring cross-functional teams. He is an admitted attorney and Certified Public Accountant (CPA).

The Board has determined that Mr. Berger qualifies as an independent director under the corporate governance standards of the Nasdaq Stock Market LLC and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Concurrent with the effective date of Mr. Berger’s appointment to the Board, Mr. Berger will be appointed to serve on the Company’s Audit & Risk Committee and the Remuneration & Nomination Committee Mr. Berger will receive typical compensation for his service as a non-employee member of the Board.

There are no arrangements or understandings between Mr. Berger and any other person pursuant to which he was selected as a director, and there are no transactions in which the Company is a party and in which Mr. Berger has a material interest subject to disclosure under Item 404(a) of Regulation S-K.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated June 24, 2025, titled “Appointment of Non-Executive Director”, originally filed with the Australian Securities Exchange as required by the laws of Australia.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press release dated June 24, 2025 – Appointment of Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: June 24, 2025	By:	/s/ Craig Bentley

	Name:	Craig Bentley
	Title:	Director of Finance and Compliance and Director

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